UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.  GENERAL IDENTIFYING INFORMATION
1.
Reason fund is applying to deregister:
[X]  Merger
[  ]   Liquidation
[  ]   Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[  ]   Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.
Name of fund:
Leuthold Funds, Inc.  The series of applicant at the time of the liquidation were Leuthold Core Investment Fund, Leuthold Global Fund, Leuthold Select Industries Fund, Leuthold Grizzly Short Fund and Leuthold Core ETF (the “Funds”).
3.
Securities and Exchange Commission File No.:
811-09094
4.
Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[   ] Initial Application            [X] Amendment

5.
Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Leuthold Funds, Inc.
150 South Fifth Street, Suite 1700
Minneapolis, MN 55402

6.
Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:
John Mueller Leuthold Weeden Capital Management 150 South Fifth Street, Suite 1700 Minneapolis, Minnesota 55402 Tel: (612) 332-9141	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel: (414) 297-5596
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:
All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a‑1 through 31a-3 promulgated thereunder are maintained at the following locations:

Records Relating to:	Are located at:
(1) Registrant’s fund accounting servicing agent, sub-administrator and transfer agent	U.S. Bancorp Fund Services, LLC 777 E Wisconsin Ave Milwaukee, Wisconsin 53202 (833) 612-1912
(2) Registrant’s investment adviser	The Leuthold Group, LLC, d.b.a. Leuthold Weeden Capital Management 150 South Fifth Street, Suite 1700 Minneapolis, Minnesota 55402 (612) 767-1190
(3) Registrant’s custodian	U.S. Bank, N.A. Milwaukee, Wisconsin (833) 612-1912
8.
Classification of fund:
[X] Management Company
[  ] Unit investment trust
[  ] Face-amount certificate company
9.
Subclassification if the fund is a management company:

[X] Open-end       [  ] Closed-end
10.
State law under which the fund was organized or formed:
Maryland
11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
The Leuthold Group, LLC d.b.a. Leuthold Weeden Capital Management
150 South Fifth Street, Suite 1700
Minneapolis, Minnesota 55402

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Quasar Distributors, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Compass Distributors, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

Rafferty Capital Markets, LLC
1010 Franklin Avenue, Suite 300a
Garden City, New York 11530

13.
If the fund is a unit investment trust (“UIT”) provide:
Not Applicable
(a) Depositor’s name(s) and address(es):
(b) Trustee’s name(s) and address(es):
14.
Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
[  ] Yes    [X] No
If Yes, for each UIT state: Not Applicable
     Name(s):
     File No.: 811- _______
     Business Address:

15.
(a) Did the fund obtain approval from the board of directors concerning the  decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes    [ ] No
If Yes, state the date on which the board vote took place:
August 20, 2024
If  No, explain:  Not Applicable
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes    [ ] No
If Yes, state the date on which the shareholder vote took place:
Shareholders of Leuthold Select Industries Fund, Leuthold Grizzly Short Fund and Leuthold Core ETF approved the reorganizations on December 12, 2024.
Shareholders of Leuthold Core Investment Fund and Leuthold Global Fund approved the reorganizations on January 8, 2025.
If No, explain: Not Applicable
II.  DISTRIBUTIONS TO SHAREHOLDERS
16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X]  Yes    [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
On January 8, 2025, the shareholders of the Funds approved the reorganization of each Fund into newly created series within Managed Portfolio Series, pursuant to an agreement and plan of reorganization. The new series of funds (the “Acquiring Funds”) has similar or identical names as the Funds: Leuthold Core Investment Fund, Leuthold Global Fund, Leuthold Select Industries ETF, Leuthold Grizzly Short Fund and Leuthold Core ETF. Each of the Acquiring Funds has the same portfolio management team and investment objective, and substantially similar investments policies, strategies, and risks as the corresponding Fund.  The plan provided for (a) the transfer of all of the assets of the Funds to the corresponding Acquiring Funds in exchange for shares of the Acquiring Funds and the Acquiring Funds’ assumption of all of the Funds’ liabilities; (b) the distribution of shares of the Acquiring Funds to the shareholders of the corresponding Funds; and (c) the liquidation and termination of the Funds.
Each reorganization was consummated on January 21, 2025; on that date, in accordance with the plan, each Fund’s shareholders became Acquiring Fund shareholders and received shares in the corresponding Acquiring Fund having a total dollar value equal to the total dollar value of the shares such shareholder held in the Fund immediately prior to the reorganizations.
(b) Were the distributions made on the basis of net assets?
[X] Yes        [ ] No

(c) Were the distributions made pro rata based on share ownership?
[X] Yes        [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e) Liquidations only:  Not Applicable
Were any distributions to shareholders made in kind?
[ ] Yes        [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Not Applicable
Has the fund issued senior securities?
[ ] Yes    [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.  Has the fund distributed all of its assets to the fund’s shareholders?
[X]  Yes    [  ] No
If No,   Not Applicable
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ] Yes     [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not Applicable
III.  ASSETS AND LIABILITIES
20.  Does the fund have any assets as of the date this form is filed?
[  ] Yes      [X] No

If Yes,   Not Applicable
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?
[  ] Yes    [  ] No
21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[  ] Yes    [X] No
If Yes,   Not Applicable
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?
IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION
22.      (a) List the expenses incurred in connection with the Merger or Liquidation (expenses are approximate):
(i) Legal expenses:  $141,642
(ii) Accounting expenses:  $3,000
(iii) Other expenses (list and identify separately):

●
Proxy solicitation, printing and mailing: $157,215
●
Intermediary expenses $10,805
●
Regulatory Administration Project Fee $93,585
(iv) Total expenses (sum of lines (i) - (iii) above):  $406,247
(b) How were those expenses allocated?
The expenses were allocated between the Funds and the Adviser.  The Funds’ expenses were capped at a maximum of $125,000, which was allocated among the individual Funds based on assets under management.  The remaining amount was allocated to the Adviser.
(c) Who paid those expenses?
The Funds paid reorganization expenses up to a maximum of $125,000.  The remaining $281,247 was paid by the Adviser.
(d) How did the fund pay for unamortized expenses (if any)?  Not Applicable
23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes    [X] No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.   CONCLUSION OF FUND BUSINESS
24.  Is the fund a party to any litigation or administrative proceeding?
[ ] Yes    [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:  Not Applicable
25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes    [X] No
If Yes, describe the nature and extent of those activities: Not Applicable
VI.  MERGERS ONLY
26.       (a) State the name of the fund surviving the Merger:

Managed Portfolio Series is the surviving Registrant of the Merger.  The surviving series of said Registrant are: Leuthold Core Investment Fund, Leuthold Global Fund, Leuthold Select Industries ETF, Leuthold Grizzly Short Fund and Leuthold Core ETF.
(b) State the Investment Company Act file number of the fund surviving the Merger:
811-22525
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Securities Act File No. 333-282308
Investment Company Act File No. 811-22525
Form 497 – Filed November 1, 2024
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not Applicable

VERIFICATION
The undersigned states that:
(i)
He has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Leuthold Funds, Inc.
(ii)
He is the Principal Executive Officer of Leuthold Funds, Inc.
(iii)
All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.
The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

LEUTHOLD FUNDS, INC.

By:
/s/ John Mueller

         John Mueller, Principal Executive Officer